07024246

JM

Johnson Matthey

SEC MAIL PROCESSING
RECEIVED
JUN 07 2007
WASH. D.C. 186 SECTION

June 1, 2007

Robert M. Talley
Vice President, General Counsel and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3786

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

PROCESSED
JUN 12 2007
THOMSON FINANCIAL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**01 May 2007**
2.	**Notification of Transactions of Directors/Persons**	**17 May 2007**
3.	**Notification of Transactions of Directors/Persons**	**23 May 2007**
4.	**Press Release**	**30 May 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
JUN 12 2007
THOMSON FINANCIAL

Very truly yours,

Robert M. Talley
Vice President, General Counsel & Secretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

6/11

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 30 April 2007, it had an issued share capital of 220,489,820 ordinary shares of £1 each and held 3,600,000 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,889,820.

The above figure 216,889,820 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   W F Sandford
   J N Sheldrick
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	24
W F Sandford	24
J N Sheldrick	24
I F Stephenson	24
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.7057

14. Date and place of transaction:

16 May 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,331
P N Hawker	15,372
D W Morgan	40,627
L C Pentz	18,574
J N Sheldrick	74,562

16. Date issuer informed of transaction:

17 May 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

17 May 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Vanguard Precious Metals and Mining Fund

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   Threshold crossed on a date which is unidentifiable with the most recent transaction on 16 May 2007

6. Date on which issuer notified:

   22 May 2007

7. Threshold(s) that is/are crossed or reached:

   See question 5 above

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 6,750,000

   Number of voting rights: 6,750,000

   Resulting situation after the triggering transaction:

   Number of shares (direct): 6,850,000

   Number of voting rights (direct): 6,850,000

   Number of voting rights (indirect):

   % of voting rights (direct): 3.16%

   % of voting rights (indirect):

Total voting rights: 6,850,000 shares (3.16%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

PROXY VOTING:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

23 May 2007

For release at 7.00 am on Wednesday 30th May 2007

Johnson Matthey Appoints New Non-Executive Director

Johnson Matthey Plc is pleased to announce the appointment of Dorothy Thompson as a non-executive director of the company with effect from 1st September 2007.

Dorothy Thompson, aged 46, is currently Chief Executive of Drax Group plc. Mrs Thompson joined the board of Drax Group plc as Chief Executive in 2005. Prior to joining Drax she was head of the European business of the global power generation firm, InterGen. First starting her career in banking she has had senior management roles in the UK, Asia and Africa.

There are no other disclosures required in respect of Dorothy Thompson pursuant to Rule 9.6.13 of the Listing Rules of the Financial Services Authority.

Commenting on the appointment, Sir John Banham, Chairman of Johnson Matthey, said:

"I am delighted to welcome Dorothy Thompson to the board of Johnson Matthey. Dorothy has a wealth of experience in the energy sector as well as in Asia and Africa. I look forward to her contribution to the work of the board."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410

END